FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Consolidated Financial Statements and
Supplemental Schedules

December 31, 2016

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, Suite 200
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Kincel 201-547-3604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-01012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert L. Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company Incorporated, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOUISE M. ULITTO
Notary Public, State of New York
No. 24-4814711
Qualified in Kings County
Commission Expires 1 Jan 31 2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary (the "Company") as of December 31, 2016, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred Alger & Company, Incorporated and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

New York, New York
February 27, 2017

FRED ALGER & COMPANY INCORPORATED

AND SUBSIDIARY

Consolidated Statement of Financial Condition

As of December 31, 2016

Assets

Cash	$	28,335,910
Due from broker		1,250,852
Management and sub-advisory fees receivable (note 5b)		14,429,956
Receivable from mutual funds (note 5b)		6,059,982
Financial instruments owned, at fair value (note 4)		31,396,094
Due from affiliates		1,588,740
Net deferred tax asset (note 9)		2,036,367
Current taxes receivable		1,798,337
Prepaid expenses and other assets		2,938,150
Deposits with clearing organizations		1,032,881
Property and equipment, net (note 6)		5,029,242
	$	95,896,511

Liabilities and Equity

Liabilities:

Accrued expenses and other liabilities (note 7)	$	39,594,606
Financial instruments sold, not yet purchased, at fair value (note 4)		1,239,718
Due to broker		1,169,772
Total liabilities		42,004,096

Commitments and contingencies (note 11)

Equity:

Stockholder's equity:

11% Series A cumulative preferred stock $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized; no shares issued or outstanding	0
Additional paid-in capital	96,322,683
Retained deficit	(42,401,213)
Less treasury stock, at cost – 7.302 shares voting common stock and 1,370 Series A shares cumulative preferred stock	(166,066)
Total stockholder's equity	53,892,415
	$ 95,896,511

See accompanying notes to consolidated financial statements.

**FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY**

Consolidated Statement of Income

For Year Ended December 31, 2016

Revenues:

Management and sub-advisory fees (note 5b)	$	135,457,246
Mutual fund fees (note 5b)		51,653,773
Commissions (note 5b)		4,276,875
Interest and dividends		289,944
Other income		1,430,990
Total revenues		193,108,828

Expenses:

Compensation and benefits (note 10)	65,875,225
Distribution fees	44,005,578
Revenue sharing fees	18,752,246
General and administrative expenses	11,702,268
Occupancy	3,642,429
Advertising and marketing	3,327,384
Professional fees	2,319,895
Depreciation and amortization (note 6)	1,718,786
Trading costs	1,482,011
Subscriptions	1,188,256
Mutual fund reimbursement fees (note 5b)	1,035,359
Printing and supplies	861,085
Communications	516,895
Net realized losses on financial instruments	477,601
Net change in unrealized losses on financial instruments	477,511
Regulatory fees	414,882
Total expenses	157,797,411
Income before income tax expense	35,311,417
Income tax expense (note 9)	2,726,047
Net income	$ 32,585,370

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED

AND SUBSIDIARY

Consolidated Statement of Changes in Stockholder's Equity

For Year Ended December 31, 2016

	11% Series A cumulative preferred stock $100 par value		Voting common stock $0.10 par value		Nonvoting common stock $0.10 par value		Additional paid-in capital	Retained earnings/ (deficits)	Treasury stock	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2016	1,370 $	137,000	113.027 $	11	- $	- $	98,053,933 $	(60,986,583) $	(166,066) $	37,038,295
Return of capital	-	-	-	-	-	-	(1,731,250)	-	-	(1,731,250)
Dividends	-	-	-	-	-	-	-	(14,000,000)	-	(14,000,000)
Net income	-	-	-	-	-	-	-	32,585,370	-	32,585,370
Balance, December 31, 2016	1,370 $	137,000	113.027 $	11	- $	- $	96,322,683 $	(42,401,213) $	(166,066) $	53,892,415

See accompanying notes to consolidated financial statements.

4

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY
Consolidated Statement of Cash Flows
For Year Ended December 31, 2016

Cash flows from operating activities:

Net income	$	32,585,370
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in unrealized gains/losses on financial instruments		477,511
Net sales of financial instruments		(5,679,892)
Deferred tax expense		93,325
Depreciation and amortization		1,718,786
Decrease (increase) in:		
Management and sub-advisory fees receivable		1,077,222
Receivable from mutual funds		1,278,289
Due from broker		133,129
Due from affiliates		4,191,396
Prepaid expenses and other assets		2,333,765
Current taxes receivable		(1,758,282)
Deposits with clearing organizations		(1,095)
Increase (decrease) in:		
Accrued expenses and other liabilities		67,119
Due to broker		(134,434)
Due to affiliate		(988,601)
Net cash provided by operating activities		35,393,608
Cash flows from investing activities:		
Acquisition of property and equipment		(537,164)
Financial instruments sold, not yet purchased		(131,869)
Net cash used in investing activities		(669,033)
Cash flows from financing activities:		
Dividends		(14,000,000)
Return of capital		(1,731,250)
Net cash used in financing activities		(15,731,250)
Net increase in cash		18,993,325
Cash, beginning of year		9,342,585
Cash, end of year	$	**28,335,910**
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	623,201

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2016

(1) Organization and Principles of Consolidation

The consolidated financial statements of Fred Alger & Company, Incorporated and Subsidiary (Company) include the accounts of Fred Alger & Company, Incorporated (FAC) and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). FAC is a wholly owned subsidiary of Alger Associates, Inc. (Parent). The consolidated financial statements transactions have been eliminated in consolidation.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is an investment adviser registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of mutual funds sponsored by FAM (Alger mutual funds) and effects transactions principally for the customers of FAM. The Company clears these transactions on a fully disclosed basis with a third party service provider.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2016.

(c) Valuation of Financial Instruments

Investments in financial instruments and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant pricing inputs, including dealer price quotations, quoted price activity for similar instruments and valuation pricing models.

The Company follows Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on

6

the best information available in the circumstances. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in nonactive markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company held the following types of financial instruments as of December 31, 2016:

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various Alger mutual funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

The Company owns positions in various common stocks of publicly traded companies. These securities are generally valued using the last sales price or official closing price taken from the primary market in which each security trades. As such, these investments are included in Level 1 of the fair value hierarchy.

(d)   *Financial Instruments Sold, Not Yet Purchased*

The Company has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. In conjunction with transactions of this type, the Company will typically provide collateral to the counterparty until such time the transactions are fully settled. A gain limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the consolidated financial statements at the fair value of the financial instruments. If the financial instruments sold short increase in value, the Company would be required to purchase the financial instruments sold short at a price in excess of the obligation reflected in the Consolidated Statement of Financial Condition. These investments consist of exchange traded securities and are included in Level 1 of the fair value hierarchy.

(e)   *Securities Transactions*

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using the specific identification method, and changes in unrealized gains (losses) are recognized in the Consolidated Statement of Income. The Company has the ability to purchase securities on margin.

(f)   *Financial Instruments with Off-Balance Sheet Risk*

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. These brokers have custody of the Company's financial instruments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(g) *Management and Sub-Advisory Fees*

Management fees and sub-advisory fees are earned by FAM for advisory services provided to its customers. Such fees are recognized as earned on a monthly basis based on the terms of the customer agreements.

Among FAM's customers are five registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- The Alger Global Growth Fund
- The Alger Institutional Funds

During the year, FAM provided sub-advisory services to the Alger SICAV, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg Stock Exchange for sale to non-U.S. citizens in certain European countries.

(h) *Mutual Fund Fees*

Mutual fund fees are earned by the Company and FAM for distribution, administrative and oversight services performed for the Alger mutual funds and Alger SICAV. Fees earned for distribution of the Alger mutual funds are collected pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans).

(i) **Distribution fees and Revenue sharing fees**

The Company, in its capacity as underwriter for the Alger mutual funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger mutual funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Distribution Fees on the Consolidated Statement of Income. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they are incurred by FAM and included as Revenue sharing fees on the Consolidated Statement of Income.

(j) **Depreciation and Amortization**

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(k) **Deferred Rent**

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(l) **Income Taxes**

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. For most of the state or local jurisdictions in which the Company files tax returns, the Company did not elect to be treated as an S Corporation. Income taxes relating to those states are incurred at the corporate level.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its Federal and certain state tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax

asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax positions taken on Federal, State and local income tax returns for all open years and has determined that no uncertain tax positions exist as of the reporting date.

The following are the major tax jurisdictions for the Company: United States, New Jersey, New York, and New York City. Generally, tax years 2013 to present are open for examination by Federal, State and local tax authorities.

(4)   Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2016:

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:				
Mutual funds	$ 7,218,447	—	—	7,218,447
Money market funds	15,588,964	—	—	15,588,964
Exchange-traded equity securities	8,588,683	—	—	8,588,683
Total financial instruments owned	$ 31,396,094	—	—	31,396,094
Financial instruments sold, not yet purchased:				
Exchange-traded equity securities	$ 1,239,718	—	—	1,239,718
Total financial instruments sold, not yet purchased	$ 1,239,718	—	—	1,239,718

There were no level 2 or 3 investments held during the year.

(5) Related Party Transactions

(a) *Directors and Officers*

Certain employees of the Company and FAM are officers of the Alger mutual funds.

(b) *Revenue Transactions*

FAM provides advisory services to the Alger mutual funds and sub-advisory services to the Alger SICAV Funds for which it earns management and sub-advisory fees. Fees earned for these services are included in Management and sub-advisory fees in the Consolidated Statement of Income. Amounts receivable which relate to these fees are included in Management and sub-advisory fees receivable on the Consolidated Statement of Financial Condition.

FAM provides certain administration services to the Alger mutual funds for which it receives fund administration fees and shareholder administration fees. The Company earns fees from the Alger mutual funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940. These fees are included in Mutual fund fees in the Consolidated Statement of Income. Amounts receivable relating to these fees is included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

FAM receives Sub-T/A fees from the Alger mutual funds, which represents a partial reimbursement of payments made to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger mutual funds. Amounts receivable relating to these fees are included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

The Alger mutual funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions. These fees are included in Commissions in the Consolidated Statement of Income. Amounts receivable which relate to these fees are included in Prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

FAM and FAC provide certain administrative and marketing support services to Alger Management, Ltd. (AML), a U.K. investment advisor which is majority owned by AAI, for which they earn fees. Such fees are included in Other Income on the Consolidated Statement of Income. Amounts receivable which relate to these fees are recorded in the Due from affiliates account on the Consolidated Statement of Financial Condition.

Certain expenses incurred by Alger mutual funds in excess of stated expense limits were reimbursed by FAM. The expense reimbursements for year ended 2016 were $1,035,359 and were recorded in Mutual fund reimbursement fees on the Consolidated Statement of Income.

All transactions with related parties are executed on an arm's length basis.

A summary of income earned through related party transactions for the year ended December 31, 2016, and receivables from related parties as of that date is as follows:

	Income earned for the year ended December 31, 2016			Amounts receivable at December 31, 2016		
	FAC	FAM	Total	FAC	FAM	Total
Management and sub-advisory fees:						
Management fees $	—	110,202,121	110,202,121	—	8,798,012	8,798,012
Sub - advisory fees	—	3,197,471	3,197,471	—	259,789	259,789
Total management and sub-advisory fees	—	113,399,592	113,399,592	—	9,057,801	9,057,801
Mutual fund fees:						
12b-1 and shareholder servicing fees	40,575,461	—	40,575,461	3,112,733	—	3,112,733
Sub-T/A fees	4,781,135	—	4,781,135	2,480,032	—	2,480,032
Fund administration fees	—	3,947,951	3,947,951	—	322,701	322,701
Shareholder administration fees	—	1,781,546	1,781,546	—	144,516	144,516
Total mutual fund fees	45,356,596	5,729,497	51,086,093	5,592,765	467,217	6,059,982
Commission fees:						
Brokerage commissions	3,943,677	—	3,943,677	168,835	—	168,835
Other Income:						
Marketing and Admin	350,729	350,729	701,458	26,874	26,874	53,748
Total related party income/ receivables $	49,651,002	119,479,818	169,130,820	5,788,474	9,551,892	15,340,366

(c) *Service-Related Charges*

Pursuant to an agreement with FAM, service-related charges of $33,283,768 have been earned by the Company. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting and distributing certain products for which FAM receives management fees. These service-related charges have been eliminated in consolidation.

(d) *Dividends*

During the year the Company paid a non-cash dividend of $14,000,000 to AAI (Parent) to settle intercompany balances.

(6) Property and Equipment, Net

	Useful lives	Amount
Leasehold improvements	10 years	$ 6,800,471
Furniture and fixtures	7 years	2,051,515
Office machines	5 years	1,301,561
Computer software	5 years	1,311,102
		11,464,649
Less: accumulated depreciation and amortization		(6,435,407)
		$ 5,029,242

Depreciation and amortization expense for the year ended December 31, 2016 was $1,718,786.

(7) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2016:

Deferred compensation plan payable	$ 17,535,984
Accrued distribution fees	12,256,008
Other	9,802,614
Total accrued expenses and other liabilities	$ 39,594,606

(8) Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company computes its regulatory capital using the Alternative Method. At December 31, 2016, the Company had regulatory net capital of $23,202,948 and a regulatory net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .66 to 1.

(9) Income Taxes

The components of Income tax expense in the Consolidated Statement of Income for the year ended December 31, 2016 are as follows:

Current:		
State and local	$	2,632,722
Total current		2,632,722
Deferred:		
State and local	$	93,325
Total deferred		93,325
Total tax expense	$	2,726,047

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2016 are as follows:

Deferred tax assets:		
Compensation related	$	1,719,032
Fixed assets		223,578
Deferred rent		106,534
Other		29,771
Total deferred tax assets	$	2,078,915
Deferred tax liabilities:		
Unrealized gains	$	42,548
Total deferred tax liabilities	$	42,548
Net deferred tax asset	$	2,036,367

(10) Pension and Profit Sharing Plans

(a) *401(k) Plan*

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in compensation and benefits expense are employer contributions for the year ended December 31, 2016 of $1,148,689.

(b) *Deferred Compensation Plans*

The Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Profit Participation Plan, as amended and restated October 25, 2016 (Incentive Plan), and the individual Award Agreements, the Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger mutual funds elected by the plan participant. The participant is also eligible for a matching contribution from the Parent of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. During the year ended December 31, 2016, the Company recognized $966,589 in compensation expense relating to the Incentive Plan.

On December 10, 2015 the Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan). Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Parent on a notional basis as well as future appreciation or depreciation of the book value of the Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. During the year ended December 31, 2016, the Company recognized $4,071,897 in compensation expense relating to the Equity Plan.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Parent,

as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During year ended December 31, 2016, the Company recognized $123,994 in compensation expense relating to this Agreement and recorded a return of capital of $1,731,250 to the Parent.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(11) Commitments and contingencies

The Company and FAM lease office space under non-cancelable lease agreements expiring through 2022. Minimum annual rental payments approximate:

Year ending December 31:		
2017	$	3,087,402
2018		3,140,735
2019		3,187,546
2020		3,359,364
2021		3,421,702
Thereafter		86,395
	$	16,283,144

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

Rent expense for the year ended December 31, 2016 was $3,642,429.

The Company is currently, and has been in the past, a party to various routine legal proceedings incident to the ordinary course of business. The Company believes that the outcome of all such pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition of the Company.

(12) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 27, 2017, the date the financial statements were available to be issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

SUPPLEMENTAL SCHEDULES

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
Quarter ended December 31, 2016

Computation of net capital pursuant to Rule 15c3-1

Total stockholder's equity from Consolidated Stement of Financial Condition	$	53,892,415
Deductions and/or charges:		
Nonallowable assets:		
Investment in and receivables from subsidiary and affiliates		19,824,498
Other nonallowable assets		9,580,424
Total nonallowable assets		29,404,922
Net capital before haircuts		24,487,493
Haircuts on securities:		
Corporate bonds, mutual funds, money markets and exchange traded equity securities		1,284,545
Net Capital	$	23,202,948

Computation of alternative net capital requirement		
Capital requirement of consolidated broker-dealer subsidiary electing alternative method	$	250,000
Total net capital requirement		250,000
Excess Net Capital	$	22,952,948

There are no material differences between the computation of net capital presented above and the
computation of net capital recorded in the Company's December 31, 2016 unaudited
FOCUS filing dated January 26, 2017

See report of independent registered public accounting firm

18

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm

FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY
Consolidating Statement of Financial Condition
As of December 31, 2016

		Fred Alger & Company, Incorporated	Fred Alger Management, Inc.	Reclass & Eliminations	Consolidated Balance as of 12/31/16
Assets					
Cash	$	23,859,576	4,476,334	-	28,335,910
Due from broker		-	1,250,852	-	1,250,852
Management and sub-advisory fees receivable		-	14,429,956	-	14,429,956
Receivable from mutual funds		5,592,765	467,217	-	6,059,982
Financial instruments owned, at fair value		14,732,903	16,663,191	-	31,396,094
Investment in Subsidiary		14,386,185	-	(14,386,185)	-
Due from affiliates (Parent)		1,212,909	(43,005)	-	1,169,904
Due from other affiliates		798,424	(379,588)	-	418,836
Due from FAM		3,426,980	-	(3,426,980)	-
Current taxes receivable		699,205	1,099,132	-	1,798,337
Prepaid expenses and other assets		1,807,122	1,131,028	-	2,938,150
Deposits with clearing organization		1,032,881	-	-	1,032,881
Net deferred tax asset		788,564	1,247,803	-	2,036,367
Property and equipment, net		978,611	4,050,631	-	5,029,242
	$	69,316,125	44,393,551	(17,813,165)	95,896,511
Liabilities and Equity					
Liabilities:					
Accrued expenses and other liabilities	$	15,423,710	24,170,896	-	39,594,606
Financial instrument sold, not yet purchased, at fair value		-	1,239,718	-	1,239,718
Due to broker		-	1,169,772	-	1,169,772
Due to FAC		-	3,426,980	(3,426,980)	-
Due to affiliate		-	-	-	-
Total liabilities		15,423,710	30,007,366	(3,426,980)	42,004,096
Commitments and contingencies		-	-	-	-
Equity:					
Shareholder's equity:					
Series A cumulative preferred stock		137,000	-	-	137,000
Voting common stock		11	3,000	(3,000)	11
Nonvoting common stock		-	-	-	-
Additional paid-in capital		96,322,683	18,786,626	(18,786,626)	96,322,683
Retained deficit beginning		(60,986,583)	(14,316,926)	14,316,926	(60,986,583)
Dividend Paid		(14,000,000)	(14,000,000)	14,000,000	(14,000,000)
Current year (Income)/Loss		32,585,370	23,913,485	(23,913,485)	32,585,370
Retained earnings		(42,401,213)	(4,403,441)	4,403,441	(42,401,213)
Treasury stock		(166,066)	-	-	(166,066)
Total stockholder's equity		53,892,415	14,386,185	(14,386,185)	53,892,415
	$	69,316,125	44,393,551	(17,813,165)	95,896,511

See report of independent registered public accounting firm.

20



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated and Subsidiary:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Fred Alger & Company, Incorporated (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 27, 2017

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY
Rule 15c3-3 Exemption Report

Fred Alger & Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Robert Kincel, affirm to that, to my best knowledge and belief, this Exemption Report is true.



Robert Kincel
Chief Financial Officer
Fred Alger & Company, Incorporated and Subsidiary
February 27, 2017